Exhibit 99.4

Have questions about this notice? Call the Toll Free Number below or scan the QR code to find out more

Toll Free – 1-866 964-0492
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Notice of Availability of Proxy Materials for

the Annual and Special Meeting of Shareholders of Liminal BioSciences Inc.

Meeting Date and Location:

When:	Monday, June 8, 2020	Where:	https://web.lumiagm.com/162124167	Fold
2:00 p.m. (Eastern Daylight Time)

You are receiving this notice to advise that the proxy materials for the above noted securityholders’ meeting are available on the Internet. This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We remind you to access and review all of the important information contained in the information circular and other proxy  materials before voting.

The information circular and other relevant materials are available at:

www.liminalbiosciences.com/investors-briefcase

OR

www.sedar.com OR www.sec.gov/edgar

How to Obtain Paper Copies of the Proxy Materials

Securityholders may request to receive paper copies of the current meeting materials by mail at no cost. Requests for paper copies may be made using your Control Number as it appears on your enclosed Voting Instruction Form or Proxy. To ensure you receive the materials in advance of the voting deadline and meeting date, all requests must be received no later than June 4, 2020, 2:00 p.m. (EDT).  If you do request the current materials, please note that another Voting Instruction Form/Proxy will not be sent; please retain your current one for voting purposes.

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For Holders with a 15 digit Control Number:	For Holders with a 16 digit Control Number:

Request materials by calling Toll Free, within North America - 1-866-962-0498 or direct, from Outside of North America - (514) 982-8716 and entering your control number as indicated on your Voting Instruction Form or proxy.

Request materials by calling Toll Free, within North America - 1-877-907-7643 or direct, from Outside of North America - (905) 507-5450 and entering your control number as indicated on your Voting Instruction Form.

To obtain paper copies of the materials after the meeting date, please contact 1-888-959-4007.	To obtain paper copies of the materials after the meeting date, please contact 1-888-959-4007.

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Securityholder Meeting Notice

The resolutions to be voted on at the meeting are listed below along with the Sections within the Information Circular where disclosure regarding the matter can be found.

1.	Election of Directors

2.	Appointment of Auditor

3.	Special Resolution: Articles of Amendment

To consider, and if deemed advisable, pass a special resolution (the “Special Resolution”), the full text of which is reproduced in Schedule “E” to the Management Information Circular, amending the articles of incorporation of the Company to allow for meetings of shareholders to be held at certain places outside of Canada (for details, see subsection “Amendment to Articles of Incorporation and Amendment to By-Law No. 1” under the “Business of the Meeting” section of the Management Information Circular).

4.	Resolution: By-Law

To consider, and if deemed advisable, pass an ordinary resolution (the “By-Law Resolution”), the full text of which is reproduced in Schedule “F” to the Management Information Circular, ratifying, confirming and approving certain amendments to By Law No. 1 of the Company enacted by the board of directors of the Company (i) on March 16, 2020 in order to harmonize the text of By Law No. 1 with the Special Resolution which provides for meetings of shareholders to

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be held at certain places outside of Canada, and (ii) on April 3, 2020 in order to provide the possibility to hold shareholder meetings by electronic means  (for details, see subsection “Amendment to Articles of Incorporation and Amendments to By-Law No. 1” under the “Business of the Meeting” section of the Management Information Circular).

5.	Resolution: Re-Pricing

To consider, and if deemed advisable, pass an ordinary resolution of the disinterested shareholders (the “Re-Pricing Resolution”), the full text of which is reproduced in Schedule “G” to the Management Information Circular, ratifying the re-pricing of certain stock options (for details, see subsection “Amendment of Stock Options” under the “Business of the Meeting” section of the Management Information Circular).

Voting

PLEASE NOTE – YOU CANNOT VOTE BY RETURNING THIS NOTICE.

You may vote in the manner indicated in the enclosed Form of Proxy, which includes voting via internet or telephone, or by completing and returning the enclosed Form of Proxy to Broadridge, at the specified address, or to Computershare at the specified address prior 2:00 p.m. (Montreal time) on June 4, 2020, or any adjournment or postponement of the Meeting, in order for your shares to be voted at the Meeting.

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PLEASE VIEW THE INFORMATION CIRCULAR PRIOR TO VOTING

Annual Financial statement delivery

•	Only Registered and Beneficial holders who opted to receive one

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